Exhibit 12.1

March 22, 2022

Board of Directors

GolfSuites 1, Inc.

2738 Falkenburg Road South

Riverview, FL 33578

To the Board of Directors:

We are acting as counsel to GolfSuites 1, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement, and pre-qualification amendments, cover the contemplated sale of up to 2,000,000 shares of the Company’s Preferred Stock and up to 2,000,000 shares of Class A Common Stock into which the preferred stock may convert to investors based upon an investor’s investment level.

In connection with the opinion contained herein, we have examined the offering statement, as well as pre-qualification amendments, the second certificate of amendment to the amended and restated certificate of incorporation and the bylaws, the resolutions of the Company’s board of directors and stockholders, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Preferred Stock and the shares of Common Stock into which the Preferred Stock converts, being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law LLP

CrowdCheck Law LLP

 JO/KM